[Graphic omitted] Ahold

                                                        Press Release


                                                        Royal Ahold
                                                        Corporate Communications



                                                 Date:  August 4, 2004
                                 For more information:  +31 75 659 57 20



Ahold appoints Chief Information Officer

Zaandam, The Netherlands, August 4, 2004 - Ahold today announced the appointment of Alex Gibbons as Ahold's Chief Information Officer, effective August 1, 2004.

Gibbons joins Ahold from Pillsbury/Diageo, where he was Chief Information Officer. He previously held senior IT leadership positions in Bristol-Myers Squibb and CBS, Inc. His career in information technology spans more than 25 years and he brings extensive experience from multinational environments across various industries, including consumer goods and pharmaceuticals. Gibbons was a founder of Transora, the largest industry "Business-to-Business" exchange.

At Ahold, Gibbons will be responsible for the company's IT operations in the U.S. and Europe. In that capacity he will advise the Ahold Corporate Executive Board and senior business executives on the strategic role and adoption of information technology throughout the organization.


Ahold Corporate Communications: +31.75.659.57.20




                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone: +31 (0)75 659 5720
http://www.ahold.com                              Fax:   +31 (0)75 659 8302